Exhibit 3.1.3

CERTIFICATE OF AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

BG MEDICINE, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

BG Medicine, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is BG Medicine, Inc. (the “Corporation”). The Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on February 9, 2000, under the name Health Assurance, Inc. The Certificate of Incorporation of the Corporation filed on February 9, 2000, was amended on February 17, 2000 to change the name of the Corporation to Newcogen-LS Two, Inc. and thereafter a Certificate of Amendment was filed on March 1, 2000 to change the name of the Corporation to Beyond Genomics, Inc. A Restated Certificate of Incorporation was filed on September 26, 2007 that changed the Corporation’s name to BG Medicine, Inc. Thereafter a Restated Certificate of Incorporation was filed on July 10, 2008 and a Certificate of Amendment was filed on September 21, 2009.

2. The Restated Certificate of Incorporation of the Corporation, as amended, is hereby further amended to effect a reverse stock split of the Corporation’s common stock by inserting the following new paragraph immediately following the first paragraph of Article FOURTH thereof:

“Upon the effectiveness of this Certificate of Amendment to the Restated Certificate of Incorporation, every 1.6667 issued and outstanding shares of Common Stock of the Corporation shall be changed, combined and reclassified into one (1) whole share of Common Stock, which shares shall be fully paid and nonassessable shares of Common Stock of the Corporation; provided, however, that in lieu of fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (after aggregating all fractions of a share to which such stockholder would otherwise be entitled), such stockholder shall be entitled to receive a cash payment equal to the fair value of one share of Common Stock as determined by the Board of Directors of the Corporation multiplied by such fraction.”

3. Pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions was given in accordance with Section 228(e) of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment to Restated Certificate of Incorporation, as filed under Sections 242 of the General Corporation Law of the State of Delaware, has been duly authorized in accordance thereof.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Restated Certificate of Incorporation, as amended, to be signed by its duly authorized President and Chief Executive Officer this 29th day of November, 2010.

BG MEDICINE, INC.

By:	/s/ Pieter Muntendam
Pieter Muntendam, M.D. President and Chief Executive Officer

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